FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

SIMON LOWTH, CHIEF FINANCIAL OFFICER, TO LEAVE ASTRAZENECA

AstraZeneca today announced that Simon Lowth, Chief Financial Officer (CFO) and Executive Director, will leave the company at the end of October, after the reporting of third quarter results. Simon has been appointed CFO for the BG Group PLC and will take up his new post in November.

Simon will retain his responsibilities as CFO and will continue to be a member of the AstraZeneca Board until he leaves the company. A search for Simon's successor is under way.

Pascal Soriot, Chief Executive Officer, said: "Simon has made a significant and lasting contribution to AstraZeneca's success, helping put the company on a stronger footing for the future. Personally, I will miss our interactions and I would like to thank him for all his support over the last few months. I know that I speak on behalf of everyone at AstraZeneca in wishing him well in the next chapter of his career."

As a Board member, Simon Lowth's remuneration arrangements related to this year will be fully disclosed in the company's 2013 annual report and accounts. In summary, Simon will be paid his base salary and benefits up until the end of October and will receive no payments for the remainder of the notice period. He will not be eligible to receive an annual bonus for 2013 and all outstanding long-term incentive awards made under the Performance Share Plan and AstraZeneca Investment Plan will lapse in accordance with plan rules on termination. Deferred bonus shares representing the stock element of historical annual bonus payments for 2010 (10,281 shares), 2011 (9,001 shares) and 2012 (11,728 shares) will vest on their pre-determined vesting dates.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                            +44 20 7604 8030 (UK/Global)
Ayesha Bharmal                          +44 20 7604 8034 (UK/Global)
Jacob Lund                                   +46 8 553 260 20 (Sweden)

Investor Enquiries
James Ward-Lilley                      +44 20 7604 8122          mob: +44 7785 432613
Colleen Proctor                           + 1 302 886 1842           mob: +1 302 357 4882
Ed Seage                                      + 1 302 886 4065            mob: +1 302 373 1361

15 July 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 July 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary